

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2025

Edmund Dunn
SVP, Corporate Controller
Monte Rosa Therapeutics, Inc.
321 Harrison Avenue, Suite 900
Boston, Massachusetts 02118

> **Re: Monte Rosa Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed March 20, 2025**
> **File No. 001-40522**

Dear Edmund Dunn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences